UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 Exit Filing)*

Golden Enterprises, Inc.

(Name of Issuer)

Common Stock, Par Value $0.66 2/3

(Title of Class of Securities)

381010107

(CUSIP Number)

Todd M. Enright

White Winston Select Asset Funds, LLC

265 Franklin St.

Suite 1702

Boston, MA 02110

801-938-7540

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381010107	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Fund GF-14, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,840
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,840
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 381010107	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Funds, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,840
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,840
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14.	TYPE OF REPORTING PERSON (see instructions) HC, OO

CUSIP No. 381010107	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd M. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,840
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,840
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 381010107	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Blundell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,840
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,840
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 381010107	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald Feagan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,840
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,840
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 381010107	13D	Page 7 of 8 Pages

EXPLANATORY NOTE

This statement amends and restates the Schedule 13D originally filed on August 7, 2015, and relates to shares of the Common Stock, par value $0.66 2/3 (the “Shares”), issued by Golden Enterprises, Inc. (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. All items not supplemented in this Amendment remain unchanged from the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons may be deemed to beneficially own, in the aggregate 5,840 Shares (including options to purchase Shares) (the “Purchased Shares”), representing approximately 0.05% of the Issuer’s outstanding capital stock based upon the 11,291,757 shares of the Issuer’s Common Stock stated to be outstanding as of March 31, 2016, in the Issuer’s Form 10-Q filing with the Securities and Exchange Commission on April 7, 2015. The Reporting Persons ceased to be the beneficial owners of 5% of the Shares of the Issuer on July 19, 2016. Therefore, this statement will constitute the final amendment to this Schedule 13D and an exit filing for each of the Reporting Persons, and will terminate the obligations of the Reporting Persons to further amend this Schedule 13D.

The Manager, by virtue of its relationship to the Fund, and the Partners, by virtue of their relationship to the Manager, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Purchased Shares. The Manager and the Partners disclaim beneficial ownership of the Purchased Shares for all other purposes.

The Fund has sole voting power and sole dispositive power with regard to the Purchased Shares (including Shares underlying call options). The Manager and the Partners have shared voting power and shared dispositive power with regard to the Purchased Shares.

The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases or sales of the Shares effected in the open market, and the table includes commissions paid in the per share prices.

Name of Reporting Person	Date of Transaction	Purchase or Sale	Amount of Securities	Price Per Share
White Winston Select Asset Fund GF-14, LLC	6/27/16	Purchase	600	$7.0999
White Winston Select Asset Fund GF-14, LLC	6/28/16	Purchase	500	$7.2000
White Winston Select Asset Fund GF-14, LLC	6/29/16	Purchase	300	$7.4599
White Winston Select Asset Fund GF-14, LLC	7/19/16	Sale	11,715	$11.9000
White Winston Select Asset Fund GF-14, LLC	7/19/16	Sale	225,034	$11.8800
White Winston Select Asset Fund GF-14, LLC	7/20/16	Sale	330,000	$11.8734

Item 7. Material to Be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

CUSIP No. 381010107	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE WINSTON SELECT ASSET FUND GF-14, LLC

By: White Winston Select Asset Funds, LLC Title: Manager

By: /s/ Todd M. Enright
Todd M. Enright
Partner

July 22, 2016

WHITE WINSTON SELECT ASSET FUNDS, LLC

By: /s/ Todd M. Enright
Todd M. Enright
Partner

July 22, 2016

Todd M. Enright

/s/ Todd M. Enright

July 22, 2016

Mark Blundell

/s/ Mark Blundell

July 22, 2016

Donald Feagan

/s/ Donald Feagan

July 22, 2016